UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13726

Expand Energy Corporation

(Exact name of registrant as specified in its charter)

6100 North Western Avenue Oklahoma City, OK (405) 848-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Warrants, each exercisable for one share of common stock, $0.01 par value, at an exercise price of $27.63 per share

Class B Warrants, each exercisable for one share of common stock, $0.01 par value, at an exercise price of $32.13 per share

Class C Warrants, each exercisable for one share of common stock, $0.01 par value, at an exercise price of $36.18 per share

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of Class A Warrants; 0 holders of Class B Warrants; 0 holders of Class C Warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934, Expand Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Expand Energy Corporation

Date: February 18, 2026	By:	/s/ Chris Lacy
	Name:	Chris Lacy
	Title:	Executive Vice President, General Counsel and Corporate Secretary